June 15, 2015

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington D.C. 20549

Attention:	Jim B. Rosenberg
Senior Assistant Chief Accountant

Re:	Voya Financial, Inc.
Form 10-K for the Fiscal Year December 31, 2014
Filed February 27, 2015
File No. 001-35897

Dear Mr. Rosenberg:

Voya Financial, Inc. (the “Company”) is in receipt of your letter, dated June 4, 2015, regarding the above-referenced filing. As I have discussed with Ms. Keira Nakada, Senior Staff Accountant in the Division of Corporation Finance, the Company will provide its response to the comments set forth in that letter on or before July 16, 2015.

Please do not hesitate to contact me at (212) 309-8245 should any further discussion be necessary.

Sincerely,

/s/ Trevor Ogle

Trevor Ogle

Senior Vice President and

Deputy General Counsel